Exhibit 99.13

Torex Gold Declares Commercial Production at Media Luna

Milestone marks the Company’s official transition to become both a gold and copper producer

(All amounts expressed in U.S. dollars unless otherwise stated)

Toronto, Ontario—(Newsfile Corp. - May 1, 2025) - Torex Gold Resources Inc. (the “Company” or “Torex”) (TSX: TXG) is pleased to announce it has achieved commercial production at the Media Luna mine, concluding the development phase of the Media Luna Project. Amongst other criteria, commercial production is declared when construction is substantially complete, mine and mill throughput have averaged over 40% and 60% of design rates for 30 days, respectively, product is saleable, and metallurgical recoveries have averaged at least 60% of the design recovery levels. Unless otherwise stated, progress and milestones referenced in this press release are as of March 31, 2025.

Jody Kuzenko, President & CEO of Torex, stated:

“I’m proud to announce that we have accomplished one of the last key milestones associated with the Media Luna Project by achieving commercial production. The delivery of Media Luna and our transition to become both a gold and copper producer, substantially within budget and schedule, demonstrates Torex as not only a consistent and reliable operator, but also a company capable of achieving excellence in the execution of major and complex projects.

“Notably, our strong operational performance through the build period, supported by a backdrop of record gold prices, allowed us to accomplish what is largely unheard of in the industry - funding the project almost entirely through the generation of cash from our existing operations at ELG. The modest level of net debt accumulated through the build period will be repaid quickly as the Company pivots to positive free cash flow generation in the middle of 2025.

“Following the safe, successful tie-in of the flotation circuits to the processing plant, the project team is now focused on ramping up the underground mine to the design level of 7,500 tonnes per day (“tpd”) by mid-2026, six months ahead of the schedule set out in the Feasibility Study. With underground development ahead of schedule and close to a year of stopes now drilled off, mining rates will steadily increase upon successful completion and commissioning of the paste plant and paste distribution system later this quarter.

“With the Media Luna Project now substantially complete and ramping up to full operations, this will be our last quarterly project update to the market. I want to extend my sincere gratitude to our shareholders for your continued trust in Torex to deliver on this massive project as we committed, and to our employees and contractors at Morelos for their unwavering dedication to deliver excellence as we set the foundation for continued growth in Mexico and beyond.”

CAPITAL EXPENDITURES

As a result of rescheduling the processing plant tie-ins to February 2025 (originally November 2024), expenditures on Media Luna continued to be classed as non-sustaining prior to the declaration of commercial production on April 26, 2025. For accounting purposes, the transition to the production phase will be reflected commencing May 1, 2025. During Q1 2025, $55.5 million was spent on Media Luna. A modest level of non-sustaining capital expenditures will be incurred post the declaration of commercial production, primarily related to completion and commissioning of the paste plant and paste distribution system.

PROJECT COMPLETION

As of the end of Q1 2025, overall construction of Media Luna was 98% complete, up from 94% at the start of the quarter. Underground development/construction sat at 98% complete with the largest outstanding component being the finalization of the tailings and paste distribution lines within the mine. Surface construction was 96% complete at the end of the quarter, with commissioning of the paste plant on track for completion in Q2. First concentrate was produced on March 24th and commercial production has now been achieved.

Table 1: Media Luna Project - Project Completion (April 1, 2022 through March 31, 2025)

Project To Date Q1 2025
Procurement	100%
Engineering	100%
Underground development/construction	98%
Surface construction (including paste plant)	96%

Total Project	98%

Notes to Table

1)	Physical progress measured starting as of April 1, 2022; excludes progress made prior to Board approval on March 31, 2022.

2)	Project period is defined as April 1, 2022 through declaration of commercial production.

3)	Total Project is weighted average based on activity levels. Underground Development and Construction

Underground development and construction are essentially complete, sitting at 98% at the end of the quarter. Importantly, the Guajes Tunnel conveyor was commissioned during the quarter and has been steadily transporting ore to the processing plant on the north side of the Balsas River (Figure 1).

Significant progress continues to be made on definition drilling, with 51 of the 60 stopes planned to be mined in the 2025 mine plan drilled off, 40 from 2026, and 14 from 2027. Development rates remain above budget with 1,304 metres completed in March compared to a budget of 1,200 metres per month. With paste plant commissioning scheduled to be completed in the second quarter, mining rates are expected to steadily increase through the year and remain on track to achieve the designed rate of 7,500 tpd by mid-2026.

Other notable areas that were completed in the quarter included the electrical connection and commissioning of rock breaker #4 and development of waste pass #2. Key areas that remain outstanding include the installation of the underground paste distribution piping and the remaining underground material handling systems, that will support both Media Luna and EPO.

Figure 1: Commissioning of the Guajes Tunnel conveyor was completed during the quarter. Ore is being transported through the tunnel out of the Guajes Portal for processing on the north side of the Balsas River.

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Surface Construction

At the end of March, surface construction sat at 96% complete, up from 85% at the start of the quarter. Through close coordination between the project and operation teams, the tie-in of the copper and iron sulphide flotation circuits at the processing plant were completed safely and on time. In total, 83 tie-ins were completed and 136 separate systems commissioned. The completion of the tie-in period marked the handover of the new processing facilities to the operations team, resulting in first concentrate production delivered to the on-site storage facility on March 24th (Figure 2) and concentrate shipments from site to the port commencing the first week of April.

The largest components of surface construction that remain outstanding are commissioning of the paste plant and connection of the updated power infrastructure to the national grid. Paste plant construction and commissioning are progressing well. The paste plant filter presses were assembled during the quarter and water testing commenced on the paste plant thickener (Figures 3 and 4). Pipe and instrumentation installation remains a key area for completion ahead of commissioning which is on track to commence over the next several weeks.

Installation of power infrastructure is complete and the energy regulator, Comisión Federal de Electricidad (“CFE”), is on site to complete their final checks and commissioning process before the 230 kV transmission line can be tied into the national grid. The tie-in is expected to be completed over the coming weeks, aligned with commissioning of the paste plant.

Other notable surface construction achievements during the quarter included preparation of the base of the Guajes Pit for in-situ tailings disposal, testing of tailings pumping systems to the Guajes thickener, and commissioning of the underground control room for remote operation of the new rock breakers, Guajes conveyor and associated infrastructure.

Figure 2: First concentrate production marked a significant milestone in the completion of the Media Luna Project.

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Figure 3: Paste plant filter installation.

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Figure 4: Paste plant thickener ready for water testing.

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Operational Readiness

In parallel with development and construction activities, the surface and underground operational readiness plan is nearing completion. Commissioning and operational readiness activities for the underground infrastructure, water treatment plant, and flotation circuits were delivered and as the paste plant nears mechanical completion, commissioning and operational readiness deliverables have been finalized to support startup. The operational readiness team continues to develop and advance Standard Operating and Maintenance procedures for the remaining new assets and is tracking to plan at over 91% complete.

The Human Resources, Safety, and Operational teams coordinated the recruitment and training of the final group of employees required to operate the Media Luna mine and the modified process plant. From January 2024 to the end of March 2025, approximately 200 employees were transferred from the ELG Open Pits to the underground mine and more than 160 employees were recruited. The teams also coordinated the redeployment, hiring, and training of just over 110 positions in the processing plant to meet the new operating requirements, all with a key focus on local recruitment.

ABOUT TOREX GOLD RESOURCES INC.

Torex Gold Resources Inc. is an intermediate gold producer based in Canada, engaged in the exploration, development, and operation of its 100% owned Morelos Property (the “Morelos Property”), an area of 29,000 hectares in the highly prospective Guerrero Gold Belt located 180 kilometres southwest of Mexico City.

The Company’s principal asset is the Morelos Complex, which includes the producing Media Luna Underground, ELG Underground, and ELG Open Pit mines, the development stage EPO Underground Project, a processing plant, and related infrastructure. Commercial production from the Morelos Complex commenced on April 1, 2016 and an updated Technical Report for the Morelos Complex was released in March 2022.

Torex’s key strategic objectives are: deliver Media Luna to full production and build EPO; optimize Morelos production and costs; grow reserves and resources; disciplined growth and capital allocation; retain and attract best industry talent; and industry leader in responsible mining. In addition to realizing the full potential of the Morelos Property, the Company is seeking opportunities to acquire assets that enable diversification and deliver value to shareholders.

FOR FURTHER INFORMATION, PLEASE CONTACT:

TOREX GOLD RESOURCES INC.

Jody Kuzenko

President and CEO

Direct: (647) 725-9982

jody.kuzenko@torexgold.com

Dan Rollins

Senior Vice President, Corporate Development & Investor Relations

Direct: (647) 260-1503

dan.rollins@torexgold.com

QUALIFIED PERSON

The technical and scientific information in this press release has been reviewed and approved by Dave Stefanuto, P. Eng, Executive Vice President, Technical Services and Capital Projects of the Company, and a qualified person under National Instrument 43-101.

CAUTIONARY NOTES ON FORWARD-LOOKING STATEMENTS

This press release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements that: the modest level of net debt accumulated through the build period will be repaid quickly as the Company pivots to positive free cash flow generation in the middle of 2025; with underground development ahead of schedule and close to a year of stopes now drilled off, mining rates will steadily increase upon successful completion and commissioning of the paste plant and paste distribution system later this quarter; a modest level of non-sustaining capital expenditures will be incurred post the declaration of commercial production; with paste plant commissioning expected to be completed in the second quarter, mining rates are expected to steadily increase through the year and remain on track to achieve the designed rate of 7,500 tpd by mid-2026 and key strategic objectives are: deliver Media Luna to full production and build EPO; optimize Morelos production and costs; grow reserves and resources; disciplined growth and capital allocation; retain and attract best industry talent; and industry leader in responsible mining. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “expect”, “plan”, “strategy”, “schedule”, “guide”, “continue”, “future” or variations of such words and phrases or statements that certain actions, events or results “will” occur or are “on track” to occur. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including, without limitation, risks and uncertainties identified in the technical report (“Technical Report”) titled ELG Mine Complex Life of Mine Plan and Media Luna Feasibility Study, with an effective date of March 16, 2022, and a filing date of March 31, 2022 and in the Company’s annual information form (“AIF”) and management’s discussion and analysis (“MD&A”) or other unknown but potentially significant impacts. Forward-looking information is based on the reasonable assumptions, estimates, analyses and opinions of management made in light of its experience and perception of trends, current conditions and expected developments as set out in the Technical Report, AIF and MD&A, and other factors that management believes are relevant and reasonable in the circumstances at the date such statements are made. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information, there may be other factors that cause results not to be as anticipated. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, whether as a result of new information or future events or otherwise, except as may be required by applicable securities laws. The Technical Report, AIF and MD&A are filed on SEDAR+ at www.sedarplus.ca and available on the Company’s website at www.torexgold.com.

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